Art
6-10-2003

[redacted] ES
GE COMMISSION
20549

03015805

VF 6-5-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15939

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legg Mason Wood Walker, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Light Street
(No. and Street)

Baltimore (City) — Maryland (State) — 21202 (Zip Code)

PROCESSED
JUN 12 2003
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles J. Daley, Jr. — 410-454-2935 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

250 West Pratt Street (Address) — Baltimore (City) — Maryland (State) — 21201 (Zip Code)

RECD S.E.C.
MAY 30 2003
535

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Charles J. Daley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legg Mason Wood Walker, Incorporated, as of March 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors which are classified as customer accounts (debits $10,569,012 and credits $3,163,784)

NOTARY PUBLIC

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGG MASON WOOD WALKER, INCORPORATED AND SUBSIDIARIES
(a wholly-owned subsidiary of Legg Mason, Inc.)

TABLE OF CONTENTS

LEGG MASON WOOD WALKER, INCORPORATED AND SUBSIDIARIES

(a wholly-owned subsidiary of Legg Mason, Inc.)

March 31, 2003

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
250 W. Pratt St.
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of
Legg Mason Wood Walker, Incorporated:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Legg Mason Wood Walker, Incorporated and Subsidiaries (the "Company") at March 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 1, 2003

LEGG MASON WOOD WALKER, INCORPORATED AND SUBSIDIARIES

(a wholly-owned subsidiary of Legg Mason, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

March 31, 2003

(Dollars in thousands)

Assets	
Cash and cash equivalents	$ 178,991
Cash and securities segregated for regulatory purposes or deposited with clearing organizations	2,583,437
Securities purchased under agreements to resell	35,000
Receivables:	
Customers	933,970
Investment advisory and related fees	10,429
Brokers and dealers	25,642
Parent	3,801
Others	22,910
Securities borrowed	255,230
Financial instruments owned, at fair value (Note 2)	163,462
Investment securities, at fair value	1,876
Equipment and leasehold improvements, net	27,722
Intangible assets, net	4,339
Other	133,580
Total Assets	**$ 4,380,389**
Liabilities and Stockholder's Equity	
Liabilities:	
Payables:	
Customers	$ 3,246,285
Brokers and dealers	75,017
Securities loaned	219,954
Financial instruments sold, but not yet purchased, at fair value	52,985
Accrued compensation	105,800
Other	105,711
Total Liabilities	3,805,752
Commitments and Contingencies (Note 4)	
Stockholder's Equity:	
Common stock-voting, par value $.10; authorized 3,000,000 shares; issued and outstanding 1,547,500 shares	155
Additional paid-in capital	49,429
Employee stock trust	(109,803)
Deferred compensation employee stock trust	109,803
Retained earnings	525,053
Total Stockholder's Equity	574,637
Total Liabilities and Stockholder's Equity	**$ 4,380,389**

See accompanying notes to consolidated statement of financial condition

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation
Legg Mason Wood Walker, Incorporated (the "Company"), a registered broker-dealer in securities under the Securities and Exchange Act of 1934, is a wholly-owned subsidiary of Legg Mason, Inc. (the "Parent"). The Company is principally engaged in providing securities brokerage, investment advisory and investment banking services to individuals, institutions, corporations and municipalities. The consolidated statement of financial condition includes the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

Use of Estimates
The consolidated statement of financial condition was prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts reported in the financial statement and accompanying notes. Actual amounts could differ from those estimates and the differences could have a material impact on the consolidated statement of financial condition.

Cash Equivalents
Cash equivalents are highly liquid investments with original maturities of 90 days or less, other than those used for trading purposes.

Fair Value
The Company believes that substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts, which because of their short-term nature, approximate current fair value.

Securities Purchased Under Agreements to Resell and Securities Lending Activities
The Company invests in short-term securities purchased under agreements to resell collateralized by U.S. government and agency securities. Securities purchased under agreements to resell are accounted for as collateralized financings. It is the policy of the Company to obtain possession of collateral with a market value in excess of the principal amount loaned. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. Securities purchased under agreements to resell are carried at the amounts at which the securities will be subsequently resold, as specified in the respective agreements, plus accrued interest.

Securities borrowed and loaned are accounted for as collateralized financings and are recorded at the amount of collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company generally receives collateral in the form of cash for securities loaned. The fee received or paid by the Company is recorded as interest income or expense. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Securities Transactions
Customers' securities transactions are recorded on a settlement date basis with related commission revenues and expenses recorded on a trade date basis. Receivables from and payables to customers represent balances arising from cash and margin transactions. Securities owned by customers held as collateral for the receivable balances are not reflected in the consolidated statement of financial condition. Included in payable to customers are free credit balances of approximately $3,123,083 as of March 31, 2003. The Company pays interest on certain customer free credit balances held pending investment.

Financial Instruments
Substantially all financial instruments are reflected in the financial statement at fair value or amounts that approximate fair value. Cash and securities segregated for regulatory purposes or deposited with clearing organizations, Securities purchased under agreements to resell, Financial instruments owned, at fair value, Investment securities, at fair value, and Financial instruments sold, but not yet purchased, at fair value on the Consolidated Statement of Financial Condition include forms of financial instruments.

Financial instruments used in the Company's trading activities are recorded on a trade date basis and carried at fair value.

Fair values are generally based upon prices from independent sources, such as listed market prices or broker or dealer price quotations. For investments in illiquid and privately-held securities that do not have readily determinable fair values, the determination of the fair value requires the Company to estimate the value of the security based upon available information. In instances where a security is subject to transfer restrictions, the value of the security may be based primarily on the quoted price of the security without restriction, with the value being reduced by an amount estimated to reflect such restrictions. In addition, even where the value of a security is derived from an independent market price or broker or dealer quote,

(Dollars in thousands)

certain assumptions may be required to determine fair value. The Company generally assumes that the size of positions in securities it holds would not be large enough to affect the quoted price of the security if sold, and that any such sale would happen in an orderly manner. However, these assumptions may be incorrect and the actual value realized upon disposition could be materially different from the current carrying value.

Depreciation and Amortization
Equipment and leasehold improvements are reported at cost, net of accumulated depreciation and amortization of $41,623 at March 31, 2003. Depreciation and amortization are determined by use of the straight-line method. Equipment is depreciated over the estimated useful life of the asset, which ranges from two to eight years. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful life or the remaining life of the lease. Maintenance and repair costs are expensed as incurred.

Intangible Assets
Intangible assets, which are reported at cost, net of accumulated amortization of $4,679 at March 31, 2003, consist principally of customer lists. Intangible assets are amortized over their estimated useful lives using the straight-line method. As of March 31, 2003, intangible assets are being amortized over a remaining life of approximately 4 years. The Company periodically reviews its intangible assets, considering such factors as historical profitability and projected operating cash flows, to determine that assets are realizable and amortization periods are appropriate. If impairment is determined to exist, the difference between the value of the asset reflected on the Company's financial statement and its current value is recognized as an expense in the period in which the impairment occurs. Intangible assets subject to amortization are reviewed for impairment using an undiscounted cash flow analysis.

Deferred Compensation Stock Trust
In accordance with Emerging Issues Task Force Issue ("EITF") 97-14, *Accounting for Deferred Compensation Arrangements Where Amounts Are Held in a Rabbi Trust and Invested*, assets of rabbi trusts are to be consolidated with those of the employer, and the value of the employer's stock held in the rabbi trusts should be classified in stockholder's equity and generally accounted for in a manner similar to treasury stock. Therefore, the shares the Company has issued to its rabbi trust and the corresponding liability related to the deferred compensation plans are presented as components of stockholder's equity as employee stock trust and deferred compensation employee stock trust, respectively.

2. Financial Instruments, at Fair Value

Financial instruments owned:	
U.S. treasuries and government agencies	$ 68,294
Corporate debt	21,386
State, county, and municipal bonds	70,360
Equities and other	3,422
	$ 163,462

Financial instruments sold, but not yet purchased:	
U.S. treasuries and government agencies	$ 49,115
Corporate debt	2,701
State, county, and municipal bonds	225
Equities and other	944
	$ 52,985

At March 31, 2003, the Company had pledged securities owned of $149 as collateral to counterparties for securities loaned transactions, which can be sold or repledged.

3. Short-term Borrowings
The Company obtains short-term financing primarily on a secured basis. The secured financing is obtained through the use of securities lending agreements and secured bank loans, which are primarily collateralized by agency, corporate, and equity securities. The Company had no outstanding loans at March 31, 2003.

4. Commitments and Contingencies
The Company leases all of its office facilities and certain equipment under non-cancelable operating leases and also has multi-year agreements for various data processing and other services. These leases and service agreements expire on varying dates through 2013. Certain leases provide for renewal options and contain escalation clauses providing for increased rentals and service commitments. As of March 31, 2003, the minimum annual aggregate rentals and service commitments for the fiscal periods are as follows:

2004	$ 39,399
2005	28,696
2006	22,320
2007	17,695
2008	13,665
Thereafter	19,415
Total	$ 141,190

(Dollars in thousands)

The minimum rental commitments shown above have not been reduced by $1,945 of minimum sublease rentals to be received in the future under non-cancelable subleases.

The Company maintains its corporate headquarters in facilities leased by a subsidiary of the Parent. These non-cancelable operating leases are guaranteed by the Parent. The Company's minimum aggregate net rental under its month-to-month arrangement with the subsidiary, which is not included in the above table, would approximate $58,703 if the arrangement continues through the end of the subsidiary's lease term of 2011. A subsidiary of the Parent also leases furniture and equipment for use in the corporate headquarters. The Company's minimum aggregate net rental under its arrangement with the subsidiary, which is not included in the above table, would approximate $2,426 if the arrangements continue through the end of the subsidiary's lease term of 2007.

In the ordinary course of business, the Company enters into when-issued and underwriting commitments. Had the open transactions relating to these commitments as of March 31, 2003 been closed, the effect on the consolidated financial condition of the Company would not have been material. The Company has been the subject of customer complaints and has also been named as a defendant in various legal actions arising primarily from securities brokerage and investment banking activities, including certain class actions, which primarily allege violations of securities laws and seek unspecified damages, which could be substantial. The Company has also been involved in governmental and self regulatory agency investigations and proceedings. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 5 "Accounting for Contingencies," the Company has established reserves for potential losses from pending complaints, legal actions, investigations and proceedings. While the ultimate resolution of these actions cannot be currently determined, in the opinion of management, after consultation with legal counsel, the actions are expected to be resolved with no material adverse effect on the Company's financial condition.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred.

5. Liabilities Subordinated to Claims of General Creditors

The Company and the Parent have entered into a revolving senior subordinated loan agreement whereby the Company may borrow up to $50,000 from the Parent. Interest is payable monthly at the "call money" rate plus 1/4%. There was no outstanding balance or activity under this agreement during the fiscal year ended March 31, 2003.

6. Employee Benefit Plans

The Company maintains a defined contribution plan covering substantially all employees. Matching contributions are made at 50% of employees' 401(k) deferrals up to 6% of compensation with a maximum of two thousand five hundred dollars per year. Additionally, a contribution primarily based upon Company profits is made at the discretion of the Board of Directors.

7. Income Taxes

The Company files a consolidated federal income tax return with the Parent and files separate state income tax returns.

At March 31, 2003, Other assets include a net deferred tax asset of $30,702. Components of the net deferred tax asset are as follows:

Deferred tax assets:	
Accrued compensation and benefits	$20,057
Accrued expenses	9,938
Amortization	1,044
Deferred income	40
Other	997
	$32,076
Deferred tax liabilities:	
Depreciation	975
Deferred expenses	399
	$1,374

8. Related Party Transactions

The receivable from Parent is non-interest bearing and represents the net excess of expenses paid over cash received by the Company on behalf of the Parent and the Parent's other subsidiaries. The Company clears securities transactions on a fully-disclosed basis for two broker-dealer subsidiaries of the Parent.

(Dollars in thousands)

9. Off-Balance Sheet Risk and Concentrations of Credit

In the normal course of business, the Company executes, settles and finances customer and proprietary securities transactions. These activities expose the Company to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations.

Securities transactions generally settle three business days after trade date. Should a customer or broker fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. The Company extends credit to customers, collateralized by cash and securities, subject to regulatory and internal requirements. Customer margin transactions include purchases of securities, sales of securities not yet purchased, and option contracts. The Company continually monitors margin requirements and requests customers to deposit additional collateral or reduce positions when necessary. Such transactions expose the Company to risk in the event that margin requirements are insufficient to fully cover customer losses.

The Company invests in short-term securities purchased under agreements to resell collateralized by U. S. government and agency securities. The Company generally takes possession of securities purchased under these agreements. Such transactions expose the Company to risk in the event the counterparty does not repurchase the securities and the value of the collateral held is less than the underlying receivable. The Company monitors the value of the collateral daily and requests additional collateral when necessary.

The Company borrows and lends securities to finance transactions and facilitate the settlement process, utilizing both firm proprietary positions and customer margin securities held as collateral. In addition, the Company engages in conduit securities borrowing and lending activities to facilitate settlement for other institutions. In both firm and conduit transactions, the Company deposits or receives cash equal to approximately 102% of the market value of securities exchanged and monitors the adequacy of collateral levels on a daily basis. The Company sells securities it does not currently own and is obligated to subsequently purchase such securities at prevailing market prices. The Company is exposed to risk of loss if security prices increase prior to closing the transactions.

The Company's customer financing and securities lending activities require the Company to pledge customer securities as collateral for various financing sources such as securities lending. At March 31, 2003, the Company had approximately $1.2 billion of customer securities under customer margin loans that are available to be pledged, of which the Company has repledged approximately $25,649 under lending agreements. In addition, the Company has received collateral of approximately $244,465 under lending agreements, of which the Company has repledged approximately $182,973. The Company has also received collateral of approximately $2.4 billion under reverse repurchase agreements for its customer reserve requirement, none of which has been repledged.

10. Regulatory Requirements

The Company is subject to the requirements of the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1") and the rules of the securities exchanges of which it is a member. The Company has elected to use the alternative method of computing net capital permitted by Rule 15c3-1, which requires that it maintain minimum net capital of two percent of aggregate debits, as defined. New York Stock Exchange rules stipulate that a member organization may not expand its business, equity capital may not be withdrawn, nor may cash dividends be paid if resulting net capital would fall below specified levels. At March 31, 2003, the Company had net capital, as defined, of $356,888, which exceeded the required net capital by $336,963. The Company's percentage of net capital to aggregate debit items was 35.8%.

The Company is also subject to the Securities and Exchange Commission's Customer Protection Rule ("Rule 15c3-3") which requires the Company to maintain a separate account for the exclusive benefit of customers as determined by weekly computations. Rule 15c3-3 allows the Company to maintain the computed amounts in cash or qualified securities. In addition, the Company maintains a reserve for the proprietary accounts of introducing brokers. The Company's deposit requirement for the proprietary accounts of introducing firms was $528 at March 31, 2003.

The Company is registered as an introducing commodity broker and is therefore subject to Commodity Futures Trading Commission (the "CFTC") regulations. The Company does not carry commodities accounts for customers and therefore is not subject to the segregation requirements of the CFTC regulations.

(Dollars in thousands)

11. Recent Accounting Developments
The following pronouncements have been issued by the FASB during the fiscal year.

SFAS No. 143, "Accounting for Asset Retirement Obligations" requires the fair value of a liability to be recorded for costs associated with the retirement of tangible long-lived assets in the period in which the liability is incurred if it can be reasonably estimated.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement principally addresses implementation issues of SFAS No. 121, including developing a single accounting model for long-lived assets to be disposed of by sale.

SFAS No. 145, "Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002" primarily provides guidance for reporting gains and losses from extinguishments of debt and sale-leaseback transactions.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces the existing guidance provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is to be applied to exit or disposal activities initiated after December 31, 2002.

SFAS No. 147, "Acquisitions of Certain Financial Institutions - an Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9". This statement provides guidance on the accounting for the acquisition of a financial institution, which had previously been addressed in SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," and requires that those transactions be accounted for in accordance with SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." In addition, this statement amends SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include long-term customer-relationship intangible assets, other than those with indefinite lives, and would require these assets to be subject to an undiscounted cash flow recoverability impairment test that SFAS No. 144 requires for other long-lived assets that are held and used.

SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123," amends SFAS No. 123. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure requirements of SFAS 148 are effective for the Company's March 31, 2003 financial statements and interim periods thereafter. The Company is currently evaluating whether to voluntarily elect the fair value based method of accounting for stock-based employee compensation.

FASB Interpretation Number ("FIN") 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34" expands the disclosure requirements to be made by a guarantor in its interim and annual financial statements regarding its obligations under certain guarantees that it has issued. FIN 45 also requires for guarantees issued or modified after December 31, 2002, under certain circumstances, the recognition, at the inception of a guarantee, of a liability for the fair value of the obligation as a result of issuing the guarantee. Guarantees of an entity's own future performance are not within the scope of FIN 45.

FIN 46 "Consolidation of Variable Interest Entities - an interpretation of ARB No. 51" requires the consolidation of the assets, liabilities and results of operations of variable interest entities ("VIE") by the primary beneficiary. A variable interest entity is one in which control is deemed to exist through means other than voting rights. FIN 46 also requires the disclosure of information concerning variable interest entities by entities that hold significant variable interests, but may not be the primary beneficiary. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and is effective for interim periods beginning after June 15, 2003 for interests in variable interest entities that were acquired before February 1, 2003. FIN 46 also requires the disclosure of the nature, purpose, size and activities of variable interest entities, as well as the maximum exposure to loss in connection with VIE's for any financial statements issued after January 31, 2003 if it is reasonably possible that an entity will consolidate or disclose information about a VIE.

(Dollars in thousands)

SFAS Nos. 143 through 148, FIN 45 and FIN 46 became effective during the fiscal year and did not materially impact the consolidated statement of financial position at March 31, 2003. The Company is in the process of evaluating the impact of certain provisions of FIN 46, which are effective in subsequent periods.

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities." EITF 02-3 precludes mark-to-market accounting for energy-trading contracts that are not derivatives pursuant to SFAS No. 133. The provisions of this statement are effective for contracts entered into subsequent to November 22, 2002 and did not materially impact the consolidated statement of financial condition.

In November 2002, the EITF reached a consensus on Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 addresses the accounting for arrangements under which a vendor will perform multiple revenue-generating activities. The provisions of this statement are effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not expect this statement to materially impact the consolidated statement of financial condition.